eMarkets
2001


                                      FILED BY FREEMARKETS, INC. AND ADEXA, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                    GIVEN BY ADEXA, INC. ON FEBRUARY 15, 2001



Collaborative Supply Chain Commerce

         Chris Givens
         Vice President - Product Management
         FreeMarkets Users Conference                               [Adexa Logo]

Agenda

-  INDUSTRY TRENDS
-  Our Strategy
-  iCollaboration Solutions
-  Case Examples
-  Summary

Supply Chain - New Economy

[GRAPHIC SHOWING, IN THE FOUR CORNERS, GLOBALIZATION AND OUTSOURCING, SHORTER LIFECYCLES - GREATER COMPLEXITY, ACCELERATED VELOCITY, AND CUSTOMER PRESSURE - MASS CUSTOMIZATION; AND IN THE CENTER, GRAPHIC DEPICTING THE RELATIONSHIP BETWEEN AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER] e-Commerce vs. c-Commerce

          e-Commerce 20%                                            c-Commerce 80%
1.  Emphasizes cost reductions.                             1. Emphasizes new revenue opportunities.
2.  Reduces the buyer's inventory.                          2. Optimizes inventory for the entire supply chain.
3.  Helps identify new suppliers.                           3. Leads to the "right" supplier.
4.  Provides stock-out notifications      Value             4. Suggests alternative suppliers before the stock-out occurs.
5.  Exchanges messages.                   Migration  -0     5. Exchanges Intellectual capital.
6.  Enables build-to-order model.                           6. Enables innovate-to-order model.
7.  Does not consider supplier location.                    7. Factors in logistics costs automatically.
8.  Lowers transaction costs.                               8. Lowers cost of good purchased.
------------------------------------                        ------------------------------------
Connects Buyers & Sellers                                   Creates the Virtual Enterprise

Indirect vs. Direct Goods

Direct Costs Dominate

[ON LEFT, PIE CHART OF DIRECT COST (63%), INDIRECT COST (18%), PROFIT (19%). BELOW CHART, "63% of Spend is Direct Costs". ON RIGHT, THE FOLLOWING TABLE:]

                                    Direct                                     Indirect
                           ----------------------------------          --------------------------
Definition                 Materials and components                    Non-production
                           for products                                Materials

Predictability             Volatile                                    Predictable
of purchases

Procurement                Complex                                     Simple
complexity

Prices                     Volatile                                    Stable

Revenue                    Significant                                 None
impacts

Collaboration              High, co-design                             Low; off-the-shelf
                           and produce

Direct Materials Challenges

[GRAPHIC DEPICTING BUSINESS TRANSACTIONS, BUSINESS DECISIONS AND ICOLLABORATION AS A FUNCTION OF SPEED ON THE Y-AXIS AND TEL, FAX, EMAIL, ERP, E-BUS, AND COLLABORATIVE COMMERCE ON THE X-AXIS]

Agenda

-  Industry Trends

-  OUR STRATEGY

-  iCollaboration Solutions

-  Case Examples

-  Summary

Adexa Core Competences


                               -  Scaleable
                               -  Adaptable
                               -  Single Data Model

[GRAPHIC WITH ICONS OF OPTIMIZATION, COLLABORATION AND AUTOMATION]

-  Browser Visibility                             -  Data Workflow
-  Workflow                                       -  Process Standards
-  Messaging and Alerts                           -  B2B integration
-  Exception Reporting                            -  Business Objects
-  Multi-tier Visibility

Adexa Value Proposition


Optimization         Drive efficiency and reduce costs by optimizing
                     global operations.

Collaboration        Energize revenue growth through dynamic collaboration
                     with and trading partners.

Automation           Increase the velocity of business with real-time
                     business process automation.

Typical Benefits

-  Supply Chain delivery performance

-  Joint inventory

-  Planning cycle time reduction

-  Manufacturing cycle time

-  Throughput

-  Equipment utilization

Adexa & FreeMarkets Establish Leadership in:

[GRAPHIC ON LEFT MAPPING ARIBA/AGILE, FM/ADEXA, C1/SAP, ORACLE AND i2 RESPECTIVE POSITIONING IN COLLABORATION/AUTOMATION AND OPTIMIZATION]

[ON RIGHT, "Direct Material Collaborative Supply chain Commerce"]

[GRAPHIC ON BOTTOM RIGHT DEPICTING THE PROCESS FROM "Source", "Make", "Deliver", "Sell"]

Supply Chain Business Processes

[GRAPHIC DIPICTING SUPPLY CHAIN BUSINESS PROCESS]

Agenda

-  Industry Trends

-  Our Strategy

-  iCOLLABORATION SOLUTIONS

-  Case Examples

-  Summary

The iCollaboration Solution


iCollaboration                        Enterprises           Private Exchanges     Public Exchanges
------------------------------        --------------------  --------------------  --------------------
Distributed Enterprise Planning                *                                           *

Sell-side Collaboration                        *                     *                     *

Buy-side Collaboration                         *                     *                     *

Enterprise Planning Opportunities

[GRAPHIC WITH ICONS OF Suppliers,
Corporate, Plants AND Customers]            1.  Distributed enterprise planning

- Do you want to simultaneously increase your delivery performance and decrease your inventory?

-  Do you need planning solutions at the corporate level and at the plant level?

3. Is 24x7 browser access and multi-user internal planning collaboration important to you?

4. Do you want real-time supply chain status, alerts, exception and performance management?

Distributed Enterprise Planning

[GRAPHIC DEPICTING ENTERPRISE PLANNING PROCESS]

The iCollaboration Solution

[GRAPHIC WITH ICONS OF SCP, SCI
PP, CSCM AND PP]                            1.  Distributed enterprise planning

For coordinating a global, multi-tiered supply chain...

-  SCP to synchronize supply and demand across an extended supply chain
- PP to increase throughput and decrease inventory by optimizing utilization of finite materials and capacity
- SCI to maintain the unified data and manage complex workflow between enterprise systems as changes occur
- CSCM to support alerts, performance measurement, and multi-user personalized collaboration on supply chain model

Sell-side Opportunities

[GRAPHIC WITH ICONS OF Suppliers,
Corporate, Plants AND Customers]      2.  Sell-side collaboration

- Do you want to plan and forecast collaboratively with your key customers and suppliers?
- Do your customers want product configuration and accurate ATP/CTP at the time of order?
- Do you need web-based order status, modification, reallocation, and alerts?
- Do your customers want to use their procurement systems to directly place orders into your order management system?

2.  Sell-side Collaboration

[GRAPHIC DEPICTING SELL-SIDE COLLABORATION PROCESS]

The iCollaboration solution

[GRAPHIC WITH ICONS OF CDP, COM AND SCI]    2.  Sell-side collaboration

For automated sell-side collaboration...

-  CDP to collaborate with customers on demand forecasts
- COM to initiate alerts and support personalized and secure order collaboration with customers over the Internet
-  SCI to automate B2B integration between the enterprise and its customers

Buy-side Opportunities

[GRAPHIC WITH ICONS OF SUPPLIERS,
CORPORATE, PLANTS AND CUSTOMERS]      3.  Buy-side collaboration

-  Do you want to plan and forecast collaboratively with your key suppliers?
- Do you need to synchronize your procurement system directly to the latest supply chain plan?
- Do you want to share purchase requisitions and purchase orders with suppliers over the Internet?
- Would it be useful if your suppliers could automatically monitor and replenish inbound inventory?

3.  Buy-side Collaboration

[GRAPHIC DEPICTING BUY-SIDE COLLABORATION PROCESS]

The iCollaboration solution

[GRAPHIC WITH ICONS OF CSP, CPM AND SCI]    3.  Buy-side collaboration

For automated buy-side collaboration...

-  CSP to collaborate with suppliers on materials and capacity forecasts
- CPM to initiate alerts and support personalized and secure purchase order collaboration with suppliers over the Internet
- SCI to automate B2B integration between the enterprise and its suppliers iCollaboration Solution Footprint

[GRAPHIC DEPICTING THE PLANNING PROCESS]

Agenda


-  Industry Trends

-  Our Strategy

-  iCollaboration Solutions

-  CASE EXAMPLES

-  Summary

Case Study - [CUSTOMER LOGO]

$6B PC Manufacturer

Challenge  -  7 Worldwide Sites
           -  2 ERP Systems
           -  Short Product Life Cycle
           -  Central Planning Needed

Solution   -  Plant Optimization
           -  Consolidated Supply Chain Visibility
           -  Customer/Supplier Visibility

[CUSTOMER LOGO] Solution

Results
-  From Weekly to Daily Available-to-Promise
-  Planning cycle time from days to minutes
-  Better On-Time Delivery
-  Increased Inventory Turns
-  Better Coordination Among Sites

[GRAPHIC TO RIGHT OF TEXT WITH ICONS DEPICTING INTERACTION BETWEEN ENTERPRISE, CUSTOMERS, MARKETPLACES, DISTRIBUTOR/VAR, SUPPLIER HUB, SUPPLIERS, AND CONTRACT MANUFACTURER]

Case Study - [CUSTOMER LOGO]

Challenge  -  3 Facilities
           -  Hundreds of Thousands of Lots
           -  Each Product has 200-600 Steps for Processing

Solution   -  Modeling of the Site and Facilities
           -  Ability to Process Hundreds of Thousands of Lots in Minutes
           -  Used at Every Level of Management

[CUSTOMER LOGO] Solution

Results
-   10% Reduction in WIP
-   Greater than 98% On-Time Delivery
-   20% Reduction in Cycle Times
-   An order of magnitude faster planning cycle time

[GRAPHIC TO RIGHT OF TEXT WITH ICONS DEPICTING INTERACTION BETWEEN OWNED AND SUBFACILITIES, DIE BANKS, SUBCONTRACTOR BACKEND, FINISHED GOODS, AND CUSTOMER]

Agenda


-  Industry Trends

-  Our Strategy

-  iCollaboration Solutions

-  Case Examples

-  SUMMARY

Summary

-  iCollaboration is a completely integrated direct materials solution
   -  Optimization for cost efficiency
   -  Collaboration for revenue growth and profitability
   -  Automation for supply chain velocity
-  Extends from Sell to Source, from Planning to Execution
-  iCollaboration solutions meet the needs of complex customer environments
   -  Distributed enterprise planning
      A completely integrated solution that scales across a globally distributed supply chain
   -  Sell-side Collaboration
      A secure, browser-based solution for collaborative demand planning and execution with customers
   -  Buy-side Collaboration
      A secure, browser-based solution for collaborative supply planning and execution with suppliers



                                                                   [ADEXA LOGO]

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.